Exhibit 99.4

Media release

Rio Tinto’s delivery of superior shareholder returns underpinned by $5 billion productivity drive

4 December 2017

Rio Tinto today reinforced its focus on delivering superior cash returns for shareholders over the short, medium and long term as it unveiled key features of its drive to generate $5 billion of additional free cash flow over the next five years.

In a presentation to investors at a seminar in Sydney, Rio Tinto demonstrated how it leads the sector in delivering cash returns to shareholders, returning 40 per cent of cash generated to shareholders in the first half of 2017 – representing about half of all the returns by the top miners.

Rio Tinto also reiterated an unwavering focus on safety and cash generation and provided for the first time a detailed review of how it will drive further productivity across its portfolio, from mine through to market.

Reaffirming its successful value-over-volume strategy built on world-class assets, a strong balance sheet, disciplined capital allocation and operational excellence, Rio Tinto said its portfolio of high-quality products had a strategic competitive advantage in commodities that are playing a key role in global urbanisation. Providing customers with the quality products that are in high demand in key markets secures a premium and positions Rio Tinto to continue to outperform its peers.

Rio Tinto chief executive J-S Jacques said “All the evidence shows that our value-over-volume strategy is working: delivering superior cash returns for our shareholders, including $8.2 billion announced in 2017. We returned to shareholders 40 cents in every dollar of cash generated by the business in the first half.

“Looking ahead, the $5 billion productivity programme will help drive value over the next five years. With our top-tier assets producing quality low-cost products in high demand, a strong growth pipeline and the best balance sheet in the industry, we have a strong platform for future growth. Our Group target of $1.5 billion of annual additional free cash flow from 2021 will ensure we can continue to lead the pack in delivering superior cash returns to our shareholders.”

Rio Tinto also provided an update on how it plans to keep growing its business, including significant brownfield, high-return growth, replacement and productivity improvement opportunities. Options under consideration include the Koodaideri project in the Pilbara, brownfield Aluminium options in Canada, the Resolution copper project in the US and the Jadar lithium project in Serbia. These projects will build on recent investments in high-quality growth projects – Silvergrass (iron ore in Western Australia), Amrun (bauxite in Queensland) and Oyu Tolgoi (copper and gold in Mongolia) – that will deliver internal rates of return of more than 20 per cent.

Industry fundamentals remain sound, supported by a healthy global economic outlook. While Rio Tinto remains optimistic about China in the medium to long term, there could be a slowdown over the next six months, with a weakening in construction, infrastructure and automotive demand growth during that period.

Key points from the seminar include:

Financial

•	Capital expenditure expected to be less than $4.5 billion in 2017. Capex guidance of $5.5 billion in 2018 and $6 billion in both 2019 and 2020.
•	Successful Coal & Allied sale brings divestments completed since 2013 to $7.9 billion as part of the continuous process of reshaping the portfolio.
•	Strongest balance sheet in the sector: net debt of $7.6 billion as at 30 June 2017, a $14.5 billion reduction since June 2013.
•	40 per cent of cash generated in first half of 2017 returned to shareholders.
•	$8.2 billion of cash returns announced in 2017: $6.3 billion of cash returns this year, with an additional $1.9 billion plc share buyback to be completed by end of 2018.
•	Cost reductions of $8.2 billion since 2013.

Productivity

•	Rio Tinto is targeting $5 billion in additional free cash flow from its five-year productivity programme from 2017-2021.
•	As part of the $5 billion target, the productivity programme will deliver additional free cash flow of ~$1.5 billion a year from 2021.
•	On track to deliver additional free cash flow of $300 million from productivity improvements in 2017 (year one of the five-year programme), and a cumulative $900 million by the end of 2018.
•	Rio Tinto today unveiled clear and rigorous principles on productivity measurement based on actual revenue outcomes, establishing an industry benchmark.
•	Cash benefits after tax based on:
o	Actual revenue outcomes;
o	No credit taken for volume from growth capital or capex avoided;
o	No adjustments to costs other than inflation, energy and foreign exchange impact; and
o	No adjustments for grade decline.
•	Four productivity levers of Best Practice, Partnering with our Suppliers, Data and Technology, and Automation.

Iron Ore

•	Delivering a more flexible infrastructure system, including further investment in rail, to optimise Pilbara system and maintain benchmark Pilbara blend, the product of choice.
•	Multiple low-cost, high-quality options leveraging existing infrastructure.
•	Feasibility study on ~$2.2 billion Koodaideri replacement. First ore potentially available 2021, underpinning Pilbara Blend.
•	Brownfield replacement mines post-Koodaideri provide highly-value accretive and low capital intensity production.
•	Sustaining capital expenditure in the Pilbara is expected to be around $1 billion a year over next three years.
•	Productivity drive to optimise infrastructure capacity to provide for flexibility and sprint options.
•	AutoHaul® project on track to be fully implemented by the end of 2018.
•	Pilbara shipment guidance 330-340 million tonnes of iron ore for 2018.

Aluminium

•	Rio Tinto Aluminium remains globally the highest margin aluminium business.
•	Aluminium product group cash cost improvements $1.7 billion since 2012.
•	Bauxite and aluminium creep productivity initiatives to drive near-term growth.
•	Commercial excellence through increasing value-added product to enhance margins.
•	Amrun bauxite project in north Queensland remains on schedule and on budget.

Production guidance for 2018 and capital expenditure

•	Production guidance for 2018:
o	Iron Ore: 330-340 million tonnes (100 per cent basis)
o	Aluminium: 3.5-3.7 million tonnes; Alumina: 8.0-8.2 million tonnes; Bauxite 49-51 million tonnes
o	Copper: 510-610 kt mined copper ; 225-265 kt refined copper
o	Diamonds: 17-20 million carats
o	Coal: Hard coking 7.5-8.5 million tonnes; Thermal 3.8-4.5 million tonnes
o	IOC: 11.5-12.5 million tonnes iron ore pellets and concentrate
•	Capital expenditure guidance:
o	2017: <$4.5 billion (previously $5 billion)
o	2018: remain at $5.5 billion
o	2019: $6 billion (previously $5.5 billion)
o	2020: $6 billion

Notes to editors

1.	Rio Tinto is holding an investor seminar in Sydney today. The seminar will be webcast at 10am AEDT. The presentation material and webcast will be available at www.riotinto.com/presentations.
2.

Presentations will be made by J-S Jacques, chief executive; Chris Lynch, chief financial officer; Steve McIntosh, Growth & Innovation Group executive; Rob Atkinson, Head of Productivity & Technical Support; Chris Salisbury, Iron Ore chief executive, Alf Barrios, Aluminium chief executive.

Forward-looking statements

This announcement may include forward looking statements. Such forward looking statements involve known and unknown risk, uncertainties and other factors which may cause actual production, performance or results of Rio Tinto to be materially different from any future production, performance or results expressed or implied by such forward-looking statements.

Contacts

media.enquiries@riotinto.com

riotinto.com

  Follow @RioTinto on Twitter

Media Relations, United Kingdom

Illtud Harri

T +44 20 7781 1152

M +44 7920 503 600

David Outhwaite

T +44 20 7781 1623

M +44 7787 597 493

David Luff

T +44 20 7781 1177
M +44 7780 226 422

Investor Relations, United Kingdom

John Smelt

T +44 20 7781 1654

M +44 7879 642 675

David Ovington

T +44 20 7781 2051

M +44 7920 010 978

Nick Parkinson

T +44 20 7781 1552

M +44 7810 657 556

Media Relations, Australia

Jonathan Rose

T +61 3 9283 3088

M +61 447 028 913

Jesse Riseborough

T +61 8 6211 6013

M +61 436 653 412

Investor Relations, Australia

Natalie Worley

T +61 3 9283 3063

M +61 409 210 462

Rachel Storrs

T +61 3 9283 3628

M +61 417 401 018

Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404